CLEARPOINT NEURO, INC.

120 S. Sierra Ave., Suite 100

Solana Beach, California 92075

January 20, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert Augustin

Re:	ClearPoint Neuro, Inc.

Registration Statement on Form S-3

Originally Filed January 14, 2026

File No. 333-292733

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), ClearPoint Neuro, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Thursday, January 22, 2026, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify John Tishler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (858) 720-8943 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Very truly yours,

CLEARPOINT NEURO, INC.

By:	/s/ Ellisa Cholapranee
Name:	Ellisa Cholapranee
Title:	General Counsel

cc: John Tishler, Sheppard, Mullin, Richter & Hampton LLP